FILED PURSUANT TO RULE 424(B)(5)

REGISTRATION STATEMENT NO. 333-148632

PROSPECTUS SUPPLEMENT No. 2
(To Prospectus dated January 11, 2008)

10,000,000 Shares of Common Stock

You should read this Prospectus Supplement No. 2 and the Prospectus carefully before you invest.  Both documents contain information you should consider carefully before making your investment decision.

This Prospectus Supplement No. 2 relates to the issuance and sale of up to 10,000,000 shares of our common stock from time to time through our sales agent, William Smith & Co.  These sales, if any, will be made pursuant to the terms of an At Market Issuance Sales Agreement entered into between us and our sales agent, the form of which was filed with the Securities and Exchange Commission under a report on Form 8-K dated February 22, 2008 and is incorporated by reference herein, as amended by an Amendment No. 1 to At Market Issuance Sales Agreement entered into between us and our sales agent (“Amendment No. 1”), the form of which was filed with the Securities and Exchange Commission under a report on Form 8-K dated July 2, 2009 and is incorporated by reference herein.  Amendment No. 1 provides, among other things, that the number of shares of our common stock which we may issue and sell through our sales agent is increased from 5,000,000 to 10,000,000 shares.  As of the date of this Prospectus Supplement No. 2, we have sold 4,621,448 shares of our common stock under this arrangement and 5,378,552 shares remain available for issuance and sale under this arrangement.

Our common stock is quoted on The NASDAQ Stock Market under the symbol “VLNC.”  On July 2, 2009, the closing price of our common stock as reported by NASDAQ was $1.77 per share.  Sales of shares of our common stock under this Prospectus Supplement No. 2, if any, may be made in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, which includes sales made directly on The NASDAQ Stock Market, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.  The sales agent will make all sales on a best efforts basis using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the sales agent and us.

Unless we and our sales agent agree to a lesser amount with respect to certain persons or classes of persons, the compensation to the sales agent for sales of common stock sold pursuant to the sales agreement will be 6.0% of the gross proceeds of the sales price per share.  If different than 6.0%, the amount of compensation to be received by the sales agent will be disclosed in a separate prospectus supplement for such sales.  The net proceeds to Valence from any sales under this Prospectus Supplement No. 2 will be used as described under “Use of Proceeds” on page 5 of the Prospectus.  The proceeds that we receive from sales of our common stock will depend on the number of shares actually sold and the offering price for such shares. If all 5,378,552 shares of common stock that remain available for issuance and sale under this arrangement were sold at the July 2, 2009 closing sales price, we would receive $9,520,037.04 in gross proceeds, or $8,948,834.82 in aggregate net proceeds assuming a sales agent fee of 6%.  The actual proceeds to us will vary.

In connection with the sale of common stock on our behalf, the sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of the sales agent may be deemed to be underwriting commissions or discounts.  We have agreed to provide indemnification and contribution to the sales agent against certain liabilities, including liabilities under the Securities Act of 1933.

Investing in our securities involves a high degree of risk. Risks associated with an investment in our securities are described in the Prospectus and in certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Prospectus Supplement No. 2 or the Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

William Smith & Co.

The date of this Prospectus Supplement No. 2 is July 6, 2009